Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

On January 24, 2007, Chicago Mercantile Exchange Holdings Inc. issued the following employee communication.

1/24/2007

Dear Team:

CME and CBOT continue to make progress in completing our merger, and we expect that the transaction will close by mid 2007. Today, we have completed another milestone: the appointment of the CME Group Management Team, contingent upon close of the transaction. You can also read about our announcement in the attached news release.

We believe that CME Group will have the best leadership team in the global derivatives industry, hands down. As announced with our merger plans, Terry Duffy will serve as Executive Chairman of CME Group and Charlie Carey, currently Chairman of CBOT, will serve as Vice-Chairman. Craig will serve as CEO of the combined company, and Bernie Dan, currently CEO of CBOT, will serve as Special Advisor to the company for one year.

In addition, we have announced today that Gill will continue to serve in the Office of the CEO for CME Group. Gill will serve as President, with oversight for CME Clearing, Operations and Technology.

Bryan Durkin will join the Management Team and will report to Gill as Managing Director & Chief Operating Officer. Bryan currently serves as Executive Vice President and Chief Operating Officer of CBOT, where he is responsible for all of the exchange’s trading operations, both on the trading floor and on the firm’s e-cbot electronic trading platform. He also has been responsible for maintaining the CBOT’s clearing relationship with CME, serving as our partner and client for our 2004 clearing agreement. Bryan has worked at CBOT since 1982, and he will be a great help to us in bringing institutional knowledge of CBOT products, systems and customers. Bryan, along with Gill, Maz Chadid, Jim Krause and their teams will lead integration efforts in two extremely key areas: the transition of e-cbot products to CME Globex, and the transition of CME trading floors to the CBOT trading facility. Bryan will also be tasked with managing ongoing strategic initiatives that enhance all global trading operations and functionality.

In addition, the following CME Management Team members will be part of the CME Group Management Team after the close of the merger:

•	Maz Chadid, Managing Director, Operations, will report to Bryan.

•	Kathleen Cronin, Managing Director, General Counsel & Corporate Secretary, will report to Craig.

•	John P. Davidson III, Managing Director & Chief Corporate Development Officer, will report to Craig.

•	Beth Keeve, Managing Director, Organizational Development, will report to Craig.

•	Jim Krause, Managing Director & Chief Information Officer, will report to Bryan.

•	Jamie Parisi, Managing Director & Chief Financial Officer, will report to Craig.

•	Rick Redding, Managing Director, Products & Services, will report to Craig.

•	Kim Taylor, Managing Director & President, CME Clearing, will report to Gill.

We are naming the Management Team of CME Group at this time so that they can play critical roles in the detailed integration planning process that we are undertaking over the next several months. In addition, we want you to know that we are committed to staffing the entire CME Group organization as quickly as feasible, and naming the Management Team is the first step in that process. At the same time, we have to balance employees’ desires to have answers regarding their job status with the reality that we must continue to maintain two independent and viable businesses up until close. Therefore, even though we are comfortable today naming our Management Team (contingent upon close), we must wait until we have greater confidence regarding when the merger will be completed before we initiate a process to staff the rest of the organization. Once we are more confident of when the merger will close, we will begin the process to staff the combined company, level by level, until we have identified all ongoing jobs needed for CME Group, the roles that will be required for a smooth transition but will not be necessary for the long term, and those roles that will be eliminated as a result of the merger. This will take several months to complete, so we ask for your patience as we work through the process. Our goal will be to give every person an idea of their job status as soon after the close of the merger as possible.

We ask that you join us in congratulating our future Management Team, and remind you of the importance of staying focused on our core business. We realize this is not always easy, and we acknowledge that the next few months are not “business as usual.” If you have any questions about this announcement or the staffing process, please send those questions to the Just Ask site on OpenExchange. We will work to make sure we answer the most frequently asked questions on a regular basis, and we will continue to communicate with you openly, honestly and frequently throughout the transition.

Sincerely,

Employee Questions & Answers

“Just Ask” Updates for Jan. 24, 2007

Thank you for submitting your questions to the “Just Ask” site on OpenExchange. Below we have provided answers to the most frequently asked questions we have received in the past week.

The following Questions and Answers were posted to CME’s internal Website on January 24, 2007:

1.	If employees with CME stock options lose their jobs as a result of the merger, will they lose their stock options?

If an employee loses his or her job as a result of the merger, the following conditions generally apply to his or her equity grants. If an employee is already vested in any part of prior stock option grants, those grants will continue to be fully vested. Generally, an employee has 90 days from the time employment is voluntarily or involuntarily terminated to exercise vested option grants. (See the terms of your equity grant(s) provided to you at the time of the grant for further information.) If an employee has received stock option grants in the past and is not vested in them yet, vesting may be accelerated for the term of severance paid. For example, take the case of an employee who loses his or her job on June 1, 2007 after five years of service, receiving 15 weeks of severance. Let’s also, for the sake of example, consider that the employee has 100 options already vested but unexercised, 50 set to vest on June 15, 2007 and 50 set to vest on June 15, 2008, the employee would:

•	Be able to exercise the 100 options that are already vested, provided the exercise is completed within 90 days of termination of employment;

•	Receive accelerated vesting (effective following termination of employment) of the 50 options set to vest on June 15, 2007 because that date falls within the severance period – 15 weeks beyond the termination date of June 1 (Those options also would have to be exercised within 90 days of termination.); and,

•	Not receive any vesting of the 50 options set to vest on June 15, 2008 because that is beyond the severance period for this employee.

2.	If I lose my job, will CME pay the COBRA continuation administration fee as part of the severance package?

Under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), you and your dependents may be eligible to continue participating in CME’s medical and dental plans when coverage would normally end – for example, in the case of job loss due to the merger. COBRA continuation under CME’s medical and dentals plans is part of the severance package, and CME will cover the full cost of the premiums for COBRA continuation coverage under these plans for the time specified in the severance package. Generally, employees can continue COBRA coverage for up to 18 months, inclusive of any company-paid COBRA coverage. After COBRA continuation coverage eligibility ends, you may be eligible to enroll for medical coverage under a conversion health plan. CME will not cover any of the costs associated with converting coverage to an individual health plan.